# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARINEMAX INC, CIK 0001057060
CUSIP: 567908108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 501 Brooker Creek, Boulevard, Oldsmar, Florida (FL), 34677
Date of event which requires filing of this statement: 09/18/2026
Filed by CIK 0001788137
Persons authorized to receive notices and communications: Scott Levi, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020-1095, 1-212-819-8320

## Reporting persons
- Renata Kellnerova (CIK 0001952063): type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AMALAR HOLDING s.r.o.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PPF Group a.s. (CIK 0001788137): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vox Ventures B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MARINEMAX INC
Address of issuer's principal executive offices: 501 Brooker Creek, Boulevard, Oldsmar, Florida (FL), 34677

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

This Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): Renata Kellnerova, a citizen of the Czech Republic; AMALAR HOLDING s.r.o., a limited liability company organized under the laws of the Czech Republic ("Amalar"); PPF Group a.s., a joint stock company organized under the laws of the Czech Republic ("PPF Group"), which is the successor by cross-border conversion to PPF Group N.V., a public limited liability company formerly organized under the laws of the Netherlands; and Vox Ventures B.V., a private limited liability company organized under the laws of the Netherlands ("Vox Ventures"). Vox Ventures is a wholly-owned subsidiary of PPF Group. Amalar is the majority shareholder of PPF Group. Mrs. Kellnerova, in her capacity as the majority owner of Amalar, has the ability to indirectly control the decisions of Amalar regarding the vote and disposition of securities held by Amalar.

The Reporting Persons are party to a Joint Filing Agreement dated August 24, 2026, pursuant to Rule 13d-1(k) under the Act, a copy of which was previously filed as Exhibit 7.1 to Amendment No. 4 to the Schedule 13D.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

The principal business address of Mrs. Kellnerova is c/o PPF Group a.s., Evropska 2690/17, 160 41 Prague 6, Czech Republic. The address of the principal office of Amalar is Evropska 2690/17, 160 41 Prague 6, Czech Republic. The address of the principal office of PPF Group is Evropska 2690/17, 160 41 Prague 6, Czech Republic. The address of the principal office of Vox Ventures is Zuidplein 168, 1077XV Amsterdam, Netherlands.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Mrs. Kellnerova's principal occupation is her position as majority owner of Amalar. The principal business of Amalar is to act as a holding company for certain investments of Mrs. Kellnerova and her daughters. The principal business of PPF Group is investment in multiple market segments such as financial services, telecommunications, media, real estate, marine leisure, e-commerce, mobility and mechanical engineering and biotechnology in Europe, the United States and across Asia. The principal business of Vox Ventures is to act as a holding company for certain investments of PPF Group.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated by replacing it with the following:

See Item 2(a) above and the cover pages of this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On September 18, 2026, the Reporting Persons divested of Matsuba Limited, a company organized under the laws of Cyprus ("Matsuba"), in a negotiated sale to an unaffiliated third party. As previously reported on the Schedule 13D, Matsuba is the direct holder of the shares of Common Stock, and prior to the divestiture, was a wholly-owned subsidiary of Vox Ventures. As a result, as of the date of this Amendment No. 6 to the Schedule 13D, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Due to the transaction described in Item 4 above, as of the date of this Amendment No. 6, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

As described in Item 5(a) above, as of the date of this Amendment No. 6, the Reporting Persons do not beneficially own, and thus do not have the power to vote or direct the vote or dispose or direct the disposition of, any shares of Common Stock of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Other than the transaction described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Stock effected since the filing of Amendment No. 5 to the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Upon completion of the transaction described in Item 4 above, as of September 18, 2026, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Common Stock of the Issuer. This Amendment No. 6 to the Schedule 13D constitutes the Reporting Persons' "exit filing" in the Common Stock of the Issuer.

## Signatures
- Renata Kellnerova: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/21/2026)
- AMALAR HOLDING s.r.o.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/21/2026)
- PPF Group a.s.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/21/2026)
- Vox Ventures B.V.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/21/2026)